Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INTRODUCES “AVENUE LINK LITE” BACKHAUL SOLUTION FOR URBAN SMALL CELL NETWORKS

Fully integrated Sub-6 GHz microwave system is easily deployed and ensures Quality of Service (QoS) and best in class latency performance to give operators unmatched value and flexibility to meet growing urban, Small Cell backhaul demands

Ottawa, Canada, February 19, 2013 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced a product addition to its portfolio with the introduction of the Avenue Link Lite. With a form factor of only 7.5 in square including antenna, the sub-6 GHz point-to-point microwave radio supports both licensed and unlicensed spectrum and is ideally suited for non-line-of-sight (NLOS) scenarios where obstructions are found between link endpoints. The unit offers full scalability and is designed within specifications that ensure compliance with strict city-zoning regulations in order to blend into the urban landscape. DragonWave will be showcasing the Avenue Link Lite at Mobile World Congress, February 25-28 in Barcelona Spain, booth #5H47.

The Avenue Link Lite is a single, all-outdoor unit and includes standard Ethernet interfaces and integrated antenna, making it easy to install and bring online. With DragonWave’s comprehensive network management system, the Avenue Link Lite can easily be configured and monitored remotely, helping lead to a quick return-on-investment for operators. Streamlined functionality is further complimented by low power consumption (under 15W), PoE compatibility, reduced cabling requirements and in-band synchronization which eliminates the need for an external synchronization source. The high capacity and low latency capabilities of the Avenue Link Lite make it one of the first LTE-ready NLOS system.

“DragonWave has been at the forefront of microwave radio technology and has a clear understanding that Small Cell networks are going to require a complete toolkit of solutions in order to be viable,” said Caroline Gabriel, Research Director Maravedis-Rethink Technology Research. “With the introduction of the Avenue Link Lite, operators now have access to the full range of available spectrum, allowing them greater flexibility to build out networks quicker, easier and more economically than ever before.”

Avenue Link Lite can be deployed using a tree topology, with macrocell traffic aggregation points on rooftops, or with tail, chain or small hub microsites at street level, which reduces interference and offers more flexible network connectivity, as well as simplifying network expansion and helping to ensure protected network architectures.

“This year we will begin to see some of the first broader deployments of Small Cell networks within densely populated urban environments being planned,” said Peter Allen, CEO.

“DragonWave has invested a good deal of time and research into understanding what requirements must be met to offer network operators QoS, minimum latency and the ability to deliver backhaul traffic at the lowest cost per bit possible. We’re confident that the Avenue Link Lite brings unmatched value to that equation without compromising on performance.”

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024